Exhibit 99.1

BioLineRx Announces Additional Investment
from BVF Partners L.P.

Tel Aviv, Israel, July 26, 2017 – BioLineRx Ltd. (NASDAQ/TASE: BLRX), a clinical-stage biopharmaceutical company focused on oncology and immunology, today announced that BVF Partners L.P. (BVF), its largest shareholder, has entered into a definitive agreement to make an additional, direct investment of $9.6 million in BioLineRx, increasing its economic interest in the Company to 24.9%.  The sale is expected to close on or about July 31, 2017, subject to satisfaction of customary closing conditions.

BVF’s new investment is priced at $1.13 per unit.  Each unit consists of 1 ordinary share, 0.35 of a Series A warrant, and 0.35 of a Series B warrant. The Series A warrants have an exercise price of $2.00 per ordinary share and a 4-year term.  The Series B warrants have an exercise price of $4.00 per ordinary share and a 4-year term. The securities are being offered pursuant to a prospectus as a registered direct placement.

Mark Lampert, Founder and President of BVF Partners L.P., commented: “BioLineRx’s therapeutic pipeline, strategic collaborations, scientific breadth and capabilities provide for a compelling investment opportunity for BVF. We are pleased to support the Company in the continued advancement of its clinical programs.”

Philip A. Serlin, Chief Executive Officer of BioLineRx, remarked, “We thank BVF for their support and confidence. BVF’s new direct investment, on the heels of its recent initial investment in the Company this past March, provides us with additional resources to accelerate our clinical development programs.  We continue to execute on our clinical development strategy and look forward to the data readouts from our multiple clinical studies.”

The securities will be issued pursuant to a shelf registration statement that was previously filed with, and declared effective by, the Securities and Exchange Commission (“SEC”).  A prospectus supplement related to the offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About BioLineRx
BioLineRx is a clinical-stage biopharmaceutical company focused on oncology and immunology. The Company in-licenses novel compounds, develops them through pre-clinical and/or clinical stages, and then partners with pharmaceutical companies for advanced clinical development and/or commercialization.

BioLineRx’s leading therapeutic candidates are: BL-8040, a cancer therapy platform, which has successfully completed a Phase 2a study for relapsed/refractory AML, is in the midst of a Phase 2b study as an AML consolidation treatment and is expected to initiate a Phase 3 study in stem cell mobilization for autologous transplantation; and AGI-134, an immunotherapy treatment in development for multiple solid tumors, which is expected to initiate a first-in-man study in the first half of 2018. In addition, BioLineRx has a strategic collaboration with Novartis for the co-development of selected Israeli-sourced novel drug candidates; a collaboration agreement with MSD (known as Merck in the US and Canada), on the basis of which the Company has initiated a Phase 2a study in pancreatic cancer using the combination of BL-8040 and Merck’s KEYTRUDA®; and a collaboration agreement with Genentech, a member of the Roche Group, to investigate the combination of BL-8040 and Genentech’s Atezolizumab in several Phase 1b/2 studies for multiple solid tumor indications and AML.

For additional information on BioLineRx, please visit the Company’s website at www.biolinerx.com, where you can review the Company’s SEC filings, press releases, announcements and events. BioLineRx industry updates are also regularly updated on Facebook, Twitter, and LinkedIn.

Various statements in this release concerning BioLineRx’s future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2017. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contact:
PCG Advisory
Vivian Cervantes
Investor Relations
212-554-5482
vivian@pcgadvisory.com

or

Tsipi Haitovsky
Public Relations
+972-52-598-9892
tsipihai5@gmail.com